Health Canada / Santé Canada

Licence No. - N° de licence
10-MM0007/2017

PRODUCER'S LICENCE

Pursuant to section 35 of the *Access to Cannabis for Medical Purposes Regulations* this licence is issued to:

LICENCE DE PRODUCTEUR AUTORISÉ

Conformément à l'article 35 du *Règlement sur l'accès au cannabis à des fins médicales*, la présente licence est délivrée à:

Aero Farms Canada
2540 Regional Road 19,
Blackstock, ON, L0B 1B0, Canada
Region I

as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances.

à titre de producteur autorisé à l'installation indiquée ci-haut, pour la conduite des opérations suivantes pour les substances contrôlées suivantes.

Cannabis substances authorized for sale or provision during the period from October 13, 2017 to October 13, 2020:

Substances de cannabis autorisées pour la vente ou le fournissement pendant la période du 13 octobre 2017 au 13 octobre 2020:

Substances	**Activity/Activité**	**Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below** / **Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous**		
		*s. 22(2)	s. 22(4)	s. 22(5)
DRIED MARIHUANA / MARIHUANA SÉCHÉE	Sale or Provision / Vente ou Fourniture	X	N/A	N/A

Building 1 / Bâtiment 1

Areas where cannabis is present / Zones de l'installation où du cannabis est présent:

Grow Room 1, Grow Room 2, Grow Room 3, Grow Room 4, Nursery

Storage Area / Aire de Stockage: Level 8 Vault

Substances/Substances	**Activities/Activités**						
	Production / Production	*Sale or Provision / Vente ou Fourniture	Possession / Possession	*Shipping / Expédition	*Transportation / Transport	*Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
MARIHUANA PLANTS/ PLANTS DE MARIHUANA	☒	☐	☒	☐	☐	☐	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☐	☒	☐	☐	☐	☒

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau du cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Canada Santé Canada

Conditions and Remarks / Conditions et Commentaires:

Aero Farms Canada must notify Health Canada prior to starting cultivation. Note: Once Health Canada receives this notification, Health Canada may schedule an Introductory Inspection at your site. / *Le Aero Farms Canada doit aviser Santé Canada avant de commencer la culture. Remarque: Une fois que Santé Canada reçoit cet avis, Santé Canada peut planifier une inspection préliminaire sur votre site.*

This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot exceed at any given time a maximum storage capacity value of $6,250,000 for the security level 8 vault. / *Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des substances ne peut dépasser en tout temps une valeur maximale de capacité de stockage de 6 250 000 $ pour la voûte de niveau de sécurité 8.*

Aero Farms Canada must conduct pesticide testing and report results at the request of the Minister of Health, in accordance with applicable mandatory pesticide testing guidance documents. / *Aero Farms Canada doit effectuer des tests pour pesticides et rapporter les résultats à la demande du ministre de la Santé, conformément aux documents d'orientation applicables aux pesticides.*

*This licensed producer may sell, provide, ship, transport and deliver substances authorized for sale or provision on this licence to licensed dealers solely for the purpose of conducting analytical testing. / *Ce producteur autorisé peut vendre, fournir, expedier, transporter ou livrer des substances autorisées sur cette licence aux distributeurs autorisés dans le seul but d'effectuer des tests analytiques.*

If necessary, products targeted for destruction must be stored in a designated Subdivision C Area, and/or in an area with an assigned security level. Cannabis waste destruction must be conducted in the Production Service area of *Aero Farms Canada's* site, and in accordance with the requirements of section 30 of the ACMPR. / *Si nécessaire, les produits destinés à la destruction doivent être entreposés dans une zone désignée comme Subdivision C, et/ou dans une zone ayant un niveau de sécurité approuvé. La destruction des déchets de cannabis doit avoir lieu dans la* Production Service area *du site de* Aero Farms Canada, *et doit être en conformité avec les exigences de l'article 30 du RACFM.*

This licensed producer may receive bulk shipments of products that they have the authority to possess under this licence from other licenced producers of cannabis for medical purposes for the purpose of using them as starting material to produce substances that they are authorized to produce under this licence, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licensed producer has completed the *Licensed Producer Bulk Transfer Transaction Form*, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. / *Ce producteur autorisé peut recevoir des expéditions en vrac de produits qu'il est autorisé à posséder sous cette licence de la part d'autres producteurs autorisés de cannabis à des fins médicales, dans le but d'utiliser ces produits comme produits de départ pour produire des substances qu'il est autorisé à produire sous cette licence, à condition que le produit en vrac n'a pas déjà été emballé dans des contenants immédiats pour la fourniture ou à la vente en vertu du paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l'ait soumis à Santé Canada, au minimum de dix jours ouvrables à l'avance de chaque expédition prévue.*

Please note that the monthly report must be prepared in accordance with the guidance document entitled *Licensed Producers Reporting Requirements*, and submitted on or before the 15th of every month for the previous month. / *Veuillez noter que le rapport mensuel doit être préparé conformément au document d'orientation intitulé* Exigences en matière de production de rapports des producteurs autorisés, *et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.*

Effective date of the licence:
October 13, 2017
This licence expires on **October 13, 2020**

Date d'entrée en vigueur de la licence:
13 octobre 2017
La présente licence expire le **13 octobre 2020**

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau du cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada